Burnet,
Duckworth
& Palmer LLP
Law Firm


06015710

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-14


SEC MAIL PROCESSING
RECEIVED
AUG 0 2 2006
WASH, D.C.
213
SECTION

SUPPL

Via Courier

July 31, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated July 26, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

G:\058383\0014\Letter to Sec and Exch Comm 05.doc



Rock Energy – Operations Update

July 26, 2006

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) - As part of our ongoing communication to the market Rock Energy Inc. ("Rock") is pleased to provide the following quarterly operational update. Rock continues to deliver solid results with the drill bit generating 100% success as illustrated in the table below:

	Q1	Q2	Q3*	Total
Heavy Oil Wells	7 (7.0 net)	2 (2.0 net)	5 (5.0 net)	14 (14.0)
Light Oil Wells	2 (0.7 net)	nil	nil	2 (0.7 net)
Gas Wells	1 (0.1 net)	nil	2 (1.2 net)	3 (1.3 net)
Dry and Abandoned	nil	nil	nil	nil

*as of July 25

Rock initiated its summer drilling program on May 17, 2006 drilling nine wells (as summarized above), and expects to drill six more oil wells and one more gas well by the end of August. Current production is estimated to exceed 1500 boepd (645 bpd heavy oil, 220 bpd light oil and NGL, and 635 boepd of natural gas). The wells drilled so far in the third quarter are expected to add 400-500 boepd once tied in. A summary of the summer drilling program will be released in September once all the wells have been completed and tested.

In addition to the current drilling program, Rock is presently operating a re-entry of a gas well (75%W.I.) and a 3D seismic program in the Musreau area.

On July 4, 2006 Rock announced the results of our rationalization program indicating a sale of 820 boepd for $31.2 million. The first of these transactions has closed for $27.0 million, and the remaining transactions are expected to close by July 31, 2006.

Rock is very pleased with our progress so far this year as we are well on our way to achieving our exit production rate of 2200-2400 boepd. We are building operated core areas in West Central Alberta and the Plains, and we continue to add to our inventory of drilling locations for 2007.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen J. Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380